VERIZON CALIFORNIA INC.

EXHIBIT 12

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

Nine Months Ended September 30, 2002
(Dollars in Millions)
Income before provision for income taxes	$743.0
Interest expense	100.3
Portion of rent expense representing interest	28.1
Amortization of capitalized interest	1.2

Earnings, as adjusted	$872.6

Fixed charges:
Interest expense	$100.3
Portion of rent expense representing interest	28.1
Capitalized interest	3.9

Fixed Charges	$132.3

Ratio of Earnings to Fixed Charges	6.60